Exhibit 3(i) (g)

ARTICLES OF AMENDMENT

OF

PROVIDENCE RESOURCES, INC.

Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts Articles of Amendment to its Amended and Restated Articles of Incorporation filed on October 2, 2006.

ARTICLE ONE

The name of the corporation is Providence Resources, Inc. (the "Corporation"). The Corporation has a filing number of 126085300.

ARTICLE TWO

The amendment alters the first paragraph of Article Four of the Amended and Restated Articles of Incorporation, and the full text of each provision as altered is as follows:

“The total number of shares of stock which the corporation has authority to issue is Two Hundred and Seventy-Five Million (275,000,000) shares, of which Two Hundred and Fifty Million (250,000,000) shares shall be Common Stock, par value $0.0001 per share (the “Common Stock”) and Twenty-Five Million (25,000,000) shares shall be Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). The corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the corporation shall have notice thereof, except as expressly provided by applicable law. The shares of the Preferred Stock and Common Stock, respectively, shall have the following express terms:"

ARTICLE THREE

The amendment was approved in the manner required by the Texas Business Corporation Act and the constituent documents of the Corporation.

        DATED this seventeenth day of May, 2007.

Providence Resources, Inc.

By: /s/ Nora Coccaro

Nora Coccaro

President

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